June 27, 2007

Via U.S. Mail and Facsimile

Gerald L. Detter
Chief Executive Officer
Quality Distribution, Inc.
3802 Corporex Park Drive
Tampa, Florida 33619

> RE: Quality Distribution, Inc.
>   Form 10-K for the fiscal year ended December 31, 2006
>
> **File No. 000-24180**

Dear Mr. Detter:

      We have reviewed your response letter dated May 23, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note 2 – Significant Accounting Policies

Prepaid Tires, page F-9

1. We note your response to our prior comment 1, where you state that prepaid tires are reported in your consolidated balance sheet at an amount equal to 50% of the weighted average cost of the tires on tractors and trailers plus the anticipated value of tire casing. In this regard, please clarify for us and revise future filings to disclose in greater detail why you believe it is appropriate to report prepaid tires within your balance sheet under your current methodology and provide us with the guidance which supports your treatment.

   We also note that you adjust this prepaid tires balance on a quarterly basis with a charge to your statement of operations to reflect the change in the weighted average cost of tires during the quarter and the average value received for tire casings during the quarter. It is unclear from your response, how your prepaid tires accounting policy leads to the amortization of the prepaid tires balance based on the estimated useful life of the tires within the prepaid tires balance. It appears from your response that charges to your statement of operations associated with the prepaid tires balance is not driven by the tires estimated useful life, but rather by the change in the current weighted average cost of the tires and anticipated credits associated with tire casings. It appears that your current prepaid tires accounting policy could result in a gain, loss or no charge to your statement of operations, depending on your period to period change in the current weighted average cost of the tires within your prepaid tires balance. Please advise and expand your disclosures to describe the basis for your accounting treatment. Additionally, provide us with the accounting literature that supports this prepaid tires accounting policy and tell us whether your present accounting treatment for periodic prepaid tire charges to your statement of operations rather than amortizing the prepaid tires balance over its estimated useful life would result in a material impact to your financial statements both on a quarterly and annual basis, and provide us with the analysis which supports your conclusions. We may have further comment upon receipt of your response.

2. We note from your response to our prior comment 1 that upon purchase of tractors and trailers you assign a value to the respective tires and record it as prepaid tires. Also we note that upon disposal of tractors and trailers you reduce prepaid tires by the applicable prepaid tire amount for those tires. In this regard, please explain and disclose in your filing, your allocation method associated with assigning the value of the tires for purchases and disposals of tractors and trailers.

Form 10-Q for the quarterly period ended March 31, 2007

Note 7. Income Taxes, page 10

3. We note from your disclosure that you recognized a $1.0 million income tax benefit in the first quarter of 2007 and that you believe these items are not considered material to any of the prior periods affected or material to your expected results for 2007. In this regard, please tell us your basis for recording this $1.0 million income tax benefit in the first quarter of 2007, which appears to be material to your first quarter of 2007 reported net loss attributable to common share holders and per share data. We may have further comment upon receipt of your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Timothy B. Page, Chief Financial Officer
              (813) 630-1537